Exhibit 3.1

Article III, Section 2

Election and Tenure. No fewer than one nor more than ten (10) directors (as determined by the Board of Directors from time to time) shall be elected at the annual meetings of the shareholders. Each director shall be elected to serve and to hold office until the next succeeding annual meeting and until his successor shall be elected and shall qualify, or until his earlier death, resignation or removal.